Afya Limited Announces Medical Seats Increase in Centro Universitário São Lucas

March 18, 2022 – Afya Limited or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia.

The earn-out related to the seats approval is R$800 thousand per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% is payable in 30 days, and (ii) 50% is payable in cash in two equal installments through 2024.

With the authorization, Afya reaches 2.759 approved seats, which will represent around 19.865 students at maturity, considering FIES and PROUNI. In September 30, 2021, Afya had 15.977 medical students.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br